MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis of operating results and financial position should be read in conjunction with the consolidated financial statements of the Company and notes thereto incorporated by reference in this report.

The Company

Eiger Technology, Inc. is a management company with four subsidiaries; Onlinetel Corp., K-Tronik International Corp., Eiger Net, Inc., and Newlook Industries Corp. Eiger's head office is located in Toronto, Ontario and has six employees.

Onlinetel is Canada's leading provider of Voice over Internet Protocol, or VoIP, telephony services. Using its proprietary national VoIP network, Onlinetel can take voice information from any landline or cellular phone, convert that information to digital IP packets and route that information, phone-to-phone, over data networks such as the Internet. Onlinetel currently derives its revenue from flat rate long distance calling plans, 10-10 casual calling long distance services, carrier origination and termination services, and from advertisers on its free calling network. Onlinetel is based in Kitchener, Ontario and has 12 employees.

K-Tronik is a leading North American manufacturer of energy efficient electronic ballasts for fluorescent lighting. K-Tronik supplies ballasts worldwide to OEM light fixture companies, distributors and contractors. K-Tronik is based in New Jersey and has 18 employees.

Eiger Net is involved in the R&D, engineering and manufacturing of CDMA and GSM wireless phones, and multimedia and data communication cards such as 56K and DSL modem cards, Home PNA cards, LAN cards, MP3 modules and other Internet access devices for OEM consumer electronics companies worldwide. Eiger Net is located in South Korea and has 30 employees.

Newlook is a publicly traded company listed on the TSX Venture Exchange. On August 7, 2003, Newlook announced its intent to acquire all outstanding common shares of Onlinetel Corp. and Globalive Communications Inc. (Globalive) to create the premier VoIP (Voice over Internet Protocol) and leading-edge telecom solutions provider in Canada. The deal will produce immediate synergies and provide an accelerated growth platform for Onlinetel's proprietary coast-to-coast VoIP network and Globalive's innovative business opportunities and acquisition strategy. The proposed merger is subject to the completion of due diligence by both parties and regulatory approvals.

Results of Operations

Revenues for the three months ending June 30th, 2003 increased 56% to $5.9 million from $3.8 million during the same period last year. Net loss from operations for the quarter was $1.2 million ($0.02 per share), compared to a loss of $1.7 million ($0.03 per share) during the same quarter last year, an improvement of 26%. Revenue and net loss from operations for the nine months ended June 30th were $18.4 million and $2.3 million respectively, an improvement of 39% and 33% over the same period last year.

Revenue from ongoing operations were as follows:

($'000s) FYE-Sept.	Q3/03	Q3/02	Increase (Decrease)
Onlinetel	1,281	324	+295%
Eiger Net	2,215	730	+203%
K-Tronik	2,432	2,742	-11%
Total	5,928	3,796	+56%

Onlinetel has continued its strong growth with revenues of $1.3 million in the quarter, up 295% from $324,000 in the comparable quarter last year and up 3% from $1.2 million for the quarter ending March 31, 2003. Additionally, Onlinetel posted positive EBITDA (earnings before interest, taxes, depreciation and amortization) of $32,000 in the quarter, up from negative $414,000 in the prior year and nil for the quarter ended March 31, 2003.

Onlinetel's 10-10-580 segment experienced significant growth during the quarter as the company's core operations shift increasingly towards the rapidly expanding residential market. Revenues for the 10-10-580 segment increased to $728,000 in the quarter, up 38% from $526,000 for the quarter ended March 31, 2003. More recently, revenues for Onlinetel and its 10-10-580 segment for the week ended August 17, 2003 were $117,000 and $71,000, respectively.

Eiger Net revenues in the quarter increased to $2,215,000, up 203% from $730,000 in the prior year and down 20% from $3,037,000 in the previous quarter due to irregularities in bulk orders from prime contractors. K-Tronik's revenues in the quarter decreased to $2,432,000, down 11% from $2,742,000 in the prior year and down 12% from $2,758,000 in the previous quarter due to shipping inconsistencies. In May, Newlook announced that it would be discontinuing its ADH Manufacturing operations and closing its Stratford, Ontario facility and, subsequently in Q3, announced that it intends to acquire and merge the operations of Onlinetel and Globalive Communications. As such, Newlook operations are not included in the operating figures. Newlook currently has a positive cash position due to the liquidation of ADH.

Operating expenses decreased approximately 12% for the quarter ended June 30, 2003 to $1,847,000 from $2,102,000 for the same period last year. Selling, General and Administrative Expenses ("SG&A") decreased by 14% in fiscal Q3/03 to $1,559,000 from $1,819,000 for the prior year quarter. SG&A consisted primarily of salaries and benefits, and the operating costs associated with sales.

Amortization of capital assets, goodwill and other assets increased to $202,000 in the quarter ended June 30, 2003 from $151,000 in the same period last year mainly due to the relatively larger capital asset base existing during fiscal Q3/03. Interest on long-term debt, other interest and bank charges decreased to $86,000 in fiscal Q3/03 from $132,000 in the prior year quarter.

Liquidity and Capital Reserves

Cash equivalents and working capital at June 30, 2003 were $1,027,000 and $1,118,000, down from $1,198,000 and $1,690,000, respectively at March 31, 2003. Eiger anticipates its cash position to be enhanced in the near term through the planned sale of its Stratford facility (listed at $2.4 million with mortgage of $525,000 at August 1, 2003). The decrease in the Company's accounts receivable to $5,716,000 from $6,057,000 and increase in accounts payable to $9,801,000 from $9,090,000 at June 30, 2003, respectively is primarily due to shipping inconsistencies at K-Tronik during the quarter.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar and South Korean won/Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the costs of hedging and labor being a large component of K-Tronik Asia's South Korean won exposure offset by Korean won based revenue.

EIGER TECHNOLOGY, INC.

Unaudited Consolidated Financial Statements

For the nine months ended June 30, 2003

Monteith, Monteith & Co.
Chartered Accountants
208 Ontario Street
Stratford, Ontario N5A 3H4
Telephone: (519) 271-6550 Fax: (519) 271-4796
E-mail: administrator@monteith.on.ca

August 12, 2003

To: The Audit Committee of Eiger Technology, Inc..

Dear Sirs/Mesdames:

In accordance with our engagement letter dated August 5, 2003, we have reviewed the consolidated balance sheets of Eiger Technology, Inc. as at June 30, 2003 and September 30, 2002, and the consolidated statements of operations and retained earnings, and cash flows for the nine month periods ended June 30, 2003 and June 30, 2002. These consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the audit committee of Eiger Technology, Inc. to assist it in discharging its regulatory obligation to review these consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

Sincerely,

Monteith, Monteith & Co.
CHARTERED ACCOUNTANTS

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

	June 30 2003	September 30 2002
	$	$
Assets		
Current		
Cash and Marketable Securities	1,027,000	3,635,000
Accounts Receivable	5,716,000	5,004,000
Inventories	5,010,000	4,493,000
Prepaid Expenses	699,000	378,000
	12,452,000	13,510,000
Capital	4,340,000	4,867,000
Long-term Investments	1,641,000	1,650,000
Goodwill	2,274,000	3,013,000
Future Income Tax Benefit	249,000	--
Other	896,000	718,000
	21,852,000	23,758,000
Liabilities and Shareholders' Equity		
Current		
Bank Indebtedness	1,388,000	4,028,000
Accounts Payable and Accrued Liabilities	9,801,000	4,395,000
Current Portion of Long-term Debt	145,000	145,000
	11,334,000	8,568,000
Long-term Debt	765,000	940,000
Non-Controlling Interest	(2,829,000)	(1,873,000)
Shareholders' Equity		
Share Capital	42,707,000	42,235,000
Contributed Surplus	217,000	217,000
Retained Earnings (Deficit)	(30,342,000)	(26,329,000)
	12,582,000	16,123,000
	21,852,000	23,758,000

On Behalf of the Board:

"Gerry Racicot" Director
Gerry Racicot

"Keith Attoe" Director
Keith Attoe

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

For the nine months ended June 30	2003 (Current Quarter) $	2003 (Year-to-date) $	2002 (Current Quarter) $	2002 (Year-to-date) $
Sales	5,928,000	18,447,000	3,796,000	13,274,000
Cost of Sales	5,153,000	15,820,000	3,357,000	11,559,000
Gross Margin	775,000	2,627,000	439,000	1,715,000
Expenses				
Selling, General and Administrative	1,559,000	4,848,000	1,819,000	6,230,000
Amortization of Capital Assets	164,000	420,000	91,000	265,000
Amortization of Goodwill and Other Assets	38,000	114,000	60,000	208,000
Interest on Long-term Debt	16,000	32,000	--	--
Other Interest and Bank Charges	70,000	286,000	132,000	368,000
Discontinued Operations (Net)	93,000	226,000	58,000	148,000
	1,940,000	5,926,000	2,160,000	7,219,000
Income (Loss) from Operations	(1,165,000)	(3,299,000)	(1,721,000)	(5,504,000)
Loss on Discontinued Operations	(1,686,000)	(1,686,000)	--	--
Other Income (Expense)	89,000	54,000	36,000	199,000
Income before Taxes	(2,940,000)	(4,931,000)	(1,685,000)	(5,305,000)
Provision for Income Taxes –Future	(113,000)	(249,000)	(378,000)	(378,000)
Income before Non-controlling Interest	(2,827,000)	(4,682,000)	(1,307,000)	(4,927,000)
Non-controlling Interest	(281,000)	(669,000)	(203,000)	(1,458,000)
Net Income (Loss) for the Period	(2,546,000)	(4,013,000)	(1,104,000)	(3,469,000)
Retained Earnings (Deficit), Beginning of Period	(27,796,000)	(26,329,000)	(23,456,000)	(21,091,000)
Retained Earnings (Deficit), End of Period	(30,342,000)	(30,342,000)	(24,560,000)	(24,560,000)
Earnings Per Share:				
Excluding Loss on Discontinued Operations:				
Basic	(0.02)	(0.06)	(0.03)	(0.09)
Diluted	(0.02)	(0.06)	(0.03)	(0.09)
Including Loss on Discontinued Operations:				
Basic	(0.07)	(0.11)	(0.03)	(0.09)
Diluted	(0.07)	(0.11)	(0.03)	(0.09)

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

For the nine months ended June 30	2003 (Current Quarter) $	2003 (Year-to-date) $	2002 (Current Quarter) $	2002 (Year-to-date) $
Operating Activities				
Net Income (Loss) for the Period	(2,546,000)	(4,013,000)	(1,104,000)	(3,469,000)
Items not Involving Cash				
Loss on Discontinued Operations	1,686,000	1,686,000	--	--
Provision for Income Taxes – Future	(113,000)	(249,000)	--	--
Amortization	227,000	610,000	180,000	560,000
	(746,000)	(1,966,000)	(924,000)	(2,909,000)
Changes in Non-cash Operating Accounts				
Accounts Receivable	341,000	(712,000)	478,000	4,594,000
Inventories	1,038,000	(1,056,000)	(176,000)	1,149,000
Prepaid Expenses	(30,000)	(321,000)	(124,000)	470,000
Accounts Payable	711,000	5,406,000	143,000	(2,292,000)
Non-controlling Interest	(313,000)	(758,000)	(440,000)	(1,458,000)
	(1,075,000)	593,000	(1,043,000)	(446,000)
Investment Activities				
Sale (Purchase) of Capital Assets	820,000	(799,000)	(595,000)	(829,000)
Long-term Investments	--	9,000	39,000	140,000
Goodwill and Other Assets	51,000	(226,000)	3,000	294,000
	871,000	(996,000)	(553,000)	(395,000)
Financing Activities				
Operating Line of Credit	(122,000)	(2,640,000)	(172,000)	1,442,000
Long-term Debt	(30,000)	(175,000)	(370,000)	(369,000)
Non-controlling Interest	--	138,000	115,000	(4,000)
Common Shares Issued	185,000	472,000	117,000	235,000
	33,000	(2,205,000)	(310,000)	1,304,000
Net Cash Flows for the Period	(171,000)	(2,608,000)	(1,906,000)	463,000
Cash and Cash Equivalents, Beginning of Period	1,198,000	3,635,000	8,362,000	5,993,000
Cash and Cash Equivalents, End of Period	1,027,000	1,027,000	6,456,000	6,456,000
Cash and Cash Equivalents Represented By: Cash and Marketable Securities	1,027,000	1,027,000	8,362,000	8,362,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended March 31, 2003

Significant Accounting Policies:

Except that the Company now measures stock-based compensation using the fair value method, these interim financial statements have been prepared using the same accounting principles and the same methods of application as were used in the preparation of the Company's annual financial statements for the year ended September 30, 2002. These interim financial statements may not contain all the disclosures necessary to be fully in accordance with Canadian generally accepted accounting principles, and should, therefore, be read in conjunction with the annual financial statements for the year ended September 30, 2002.

The effect of the change in accounting policy from the intrinsic value method to the fair value method of measuring stock-based compensation has not been determined.

Capital Assets:

	$
Balance per September 30, 2002 financial statements	4,867,000
Telephone sub-assembly equipment – EigerNet, Inc. plant in South Korea	1,594,000
Disposal of leased assets – EigerNet, Inc. plant in South Korea	(820,000)
Write-down of Capital Assets of Discontinued Operation	(811,000)
Other additions and disposals	5,000
Amortization provided for nine months	(495,000)
Balance – June 30, 2003	4,340,000

Reconciliation to U.S. GAAP:

Relevant differences between accounting principles generally accepted in Canada ("Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Cdn. GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

SFAS 123 recommends that the fair market value method be used to measure stock-based compensation, although APB Opinion 25 permits the use of the intrinsic method. While the intrinsic method was generally used in Canada, the fair value method is now required.

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003

Reconciliation to U.S. GAAP – continued:

Reconciliations:	Year to Date June 30 2003	Year to Date June 30 2002
	$	$
Net Income		
- per Cdn. GAAP	(4,013,000)	(3,469,000)
- expense current product development costs	--	--
- add back amortization of deferred costs	--	119,000
- adjustments to non-controlling interest and future taxes	--	(42,000)
- foreign currency translation adjustment	(9,000)	391,000
- per U.S. GAAP	(4,022,000)	(3,001,000)
Comprehensive item – foreign currency translation	9,000	(391,000)
Comprehensive Income	(4,013,000)	(3,392,000)
Accumulated Other Comprehensive Items		
- per Cdn. GAAP	--	--
- cumulative foreign currency translation adjustments	(658,000)	(627,000)
- per U.S. GAAP	(658,000)	(627,000)
Retained Earnings (Deficit)		
- End of Period per Cdn. GAAP	(30,342,000)	(24,560,000)
- expense deferred product development costs net of portion relating to non-controlling interest	--	(179,000)
- foreign currency translation adjustments	658,000	627,000
- future income tax savings related to above	--	58,000
- End of Period per U.S. GAAP	(29,684,000)	(24,054,000)
Total Assets		
- per Cdn. GAAP	21,852,000	25,400,000
- expense deferred product development costs	--	(179,000)
- increase in future income tax assets	--	58,000
- per U.S. GAAP	21,852,000	25,279,000

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the nine months ended June 30, 2003

Discontinued Operations:

Effective June 30, 2003, management resolved to discontinue the operations of its "Newlook" segment. On July 8, 2003, the assets of ADH Custom Metal Fabricators Inc., the operating company of the segment, were sold for total cash proceeds of $256,000. A loss on disposition, net of the portion attributable to the non-controlling interest, of $1,686,000 has been recognized in the current quarter. Operating results to June 30, 2003 are reported, in summary, as "Discontinued Operations" on the Statement of Operations and Retained Earnings. Comparative figures for the prior year have been restated accordingly.

Contingent Liabilities:

The Company has been named as a defendant in two separate lawsuits. One suit alleges that the Company has infringed on the plaintiff's patent rights in connection with the manufacturing of MP3 players. No monetary value has, as yet, been attached to this suit. Management believes that no patent infringement has occurred, and is vigorously defending their position.

The other suit is by a former corporate shareholder, the management of which is disputing the value used to calculate the proceeds of redemption of the shares formerly held. They are seeking additional proceeds of $207,000 plus punitive damages of $250,000. Management is of the opinion that this action is frivolous, and will be successfully defended.

Segmented Information:

Segmented information is presented on the following two pages. The segment previously referred to as "ADH" is now known as "Newlook".

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
June 30, 2003

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $
Sales:														
External	--	--	2,432,000	7,092,000	1,281,000	3,525,000	2,215,000	7,830,000	--	--	--	--	5,928,000	18,447,000
Cost of Sales	--	--	(1,797,000)	(5,233,000)	(1,007,000)	(2,814,000)	(2,349,000)	(7,773,000)	--	--	--	--	(5,153,000)	(15,820,000)
Loss on Discontinued Op.	(1,686,000)	(1,686,000)	--	--	--	--	--	--	--	--	--	--	(1,686,000)	(1,686,000)
Other Income (Expenses)	(93,000)	(226,000)	(987,000)	(2,844,000)	(327,000)	(1,011,000)	(305,000)	(885,000)	(317,000)	(906,000)	--	--	(2,029,000)	(5,872,000)
	(1,779,000)	(1,912,000)	(352,000)	(985,000)	(53,000)	(300,000)	(439,000)	(828,000)	(317,000)	(906,000)	--	--	(2,940,000)	(4,931,000)
Future Income Taxes					23,000	58,000			90,000	191,000			113,000	249,000
Non-controlling Interest	--	--	120,000	288,000	--	--	161,000	381,000	--	--	--	--	281,000	669,000
Net Income (Loss)	(1,779,000)	(1,912,000)	(232,000)	(697,000)	(30,000)	(242,000)	(278,000)	(447,000)	(227,000)	(715,000)	--	--	(2,546,000)	(4,013,000)

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	June 30 2003 $	Sept.30 2002 $	June 30 2003 $	Sept.30 2002 $	June 30 2003 $	Sept.30 2002 $	June 30 2003 $	Sept.30 2002 $	June 30 2003 $	Sept.30 2002 $	June 30 2003 $	Sept.30 2002 $	June 30 2003 $	Sept.30 2002 $
Current Assets:														
Cash	17,000	232,000	79,000	442,000	25,000	77,000	583,000	1,679,000	323,000	1,205,000	--	--	1,027,000	3,635,000
Accounts Receivable	207,000	305,000	1,891,000	2,200,000	651,000	567,000	2,819,000	1,791,000	148,000	212,000	--	(71,000)	5,716,000	5,004,000
Inventory	27,000	704,000	3,207,000	2,526,000	--	--	1,776,000	1,263,000	--	--	--	--	5,010,000	4,493,000
Prepaid Expenses	(3,000)	9,000	263,000	238,000	36,000	14,000	404,000	78,000	(1,000)	39,000	--	--	699,000	378,000
	248,000	1,250,000	5,440,000	5,406,000	712,000	658,000	5,582,000	4,811,000	470,000	1,456,000	--	--	12,452,000	13,510,000
Capital Assets	743,000	1,650,000	660,000	490,000	1,113,000	1,219,000	1,712,000	1,401,000	112,000	107,000	--	--	4,340,000	4,867,000
Long-term Investments	--	--	--	--	8,000	--	1,633,000	1,527,000	--	123,000	--	--	1,641,000	1,650,000
Future Income Tax Benefit	--	--	--	--	58,000	--	--	--	191,000	--	--	--	249,000	--
Goodwill and Other	--	673,000	1,115,000	1,116,000	1,360,000	1,360,000	687,000	555,000	8,000	27,000	--	--	3,170,000	3,731,000
Total Assets	991,000	3,573,000	7,215,000	7,012,000	3,251,000	3,237,000	9,614,000	8,294,000	781,000	1,713,000	--	--	21,852,000	23,758,000

EIGER TECHNOLOGY, INC.
SEGMENTED INFORMATION
June 30, 2002

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $	Current Quarter $	Year to Date $
Sales:														
External	--	--	2,742,000	7,463,000	324,000	1,068,000	730,000	4,743,000	--	--	--	--	3,796,000	13,274,000
Cost of Sales	--	--	(2,111,000)	(5,693,000)	(302,000)	(900,000)	(944,000)	(4,966,000)	--	--	--	--	(3,357,000)	(11,559,000)
Other Expenses	(58,000)	(148,000)	(766,000)	(3,119,000)	(508,000)	(1,575,000)	(409,000)	(1,049,000)	(383,000)	(1,129,000)	--	--	(2,124,000)	(7,020,000)
	(58,000)	(148,000)	(135,000)	(1,349,000)	(486,000)	(1,407,000)	(623,000)	(1,272,000)	(383,000)	(1,129,000)	--	--	(1,685,000)	(5,305,000)
Future Income Taxes							378,000	378,000					378,000	378,000
Non-controlling Interest	--	--	107,000	240,000	--	--	96,000	1,218,000	--	--	--	--	203,000	1,458,000
Net Income (Loss)	(58,000)	(148,000)	(28,000)	(1,109,000)	(486,000)	(1,407,000)	(149,000)	324,000	(383,000)	(1,129,000)	--	--	(1,104,000)	(3,469,000)

	Newlook		K-Tronik		Onlinetel		Eiger		All Others		Reconciling Items		Totals per Financial Statements	
	June 30 2002 $	Sept.30 2001 $	June 30 2002 $	Sept.30 2001 $	June 30 2002 $	Sept.30 2001 $	June 30 2002 $	Sept.30 2001 $	June 30 2002 $	Sept.30 2001 $	June 30 2002 $	Sept.30 2001 $	June 30 2002 $	Sept.30 2001 $
Current Assets:														
Cash	185,000	312,000	45,000	147,000	12,000	208,000	4,585,000	1,461,000	1,629,000	3,865,000	--	--	6,456,000	5,993,000
Accounts Receivable	331,000	344,000	1,951,000	2,102,000	267,000	173,000	1,582,000	6,098,000	34,000	42,000	--	--	4,165,000	8,759,000
Inventory	803,000	875,000	3,482,000	3,650,000	--	--	1,111,000	2,020,000	--	--	--	--	5,396,000	6,545,000
Prepaid Expenses	11,000	3,000	255,000	243,000	10,000	4,000	11,000	442,000	12,000	77,000	--	--	299,000	769,000
	1,330,000	1,534,000	5,733,000	6,142,000	289,000	385,000	7,289,000	10,021,000	1,675,000	3,984,000	--	--	16,316,000	22,066,000
Capital Assets	1,650,000	1,721,000	518,000	660,000	1,287,000	724,000	1,455,000	1,320,000	110,000	116,000	--	--	5,020,000	4,541,000
Long-term Investments	--	--	--	--	7,000	--	134,000	80,000	123,000	324,000	--	--	264,000	404,000
Goodwill and Other	789,000	379,000	1,122,000	1,182,000	1,360,000	1,314,000	497,000	789,000	32,000	46,000	--	--	3,800,000	3,710,000
Total Assets	3,769,000	3,634,000	7,373,000	7,984,000	2,943,000	2,423,000	9,375,000	12,210,000	1,940,000	4,470,000	--	--	25,400,000	30,721,000